                                                          Pursuant to rule 424B3
                                                      Registration No. 333-60103

Morgan Stanley Dean Witter Charter Series
Monthly Report
March 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Charter Funds as of March 31, 2001 was as follows:

Funds               N.A.V.         % change for month
                    ------         -------------------

Charter DWFCM       $18.01                7.08%
Charter Graham      $13.79                8.45%
Charter Millburn    $11.21                9.71%
Charter Welton      $ 8.05                6.76%

Notice to Limited Partners of Charter Graham

In a continuing effort to provide increased diversification among trading strategies within Charter Graham, the General Partner has determined to reallocate the assets of Charter Graham among certain trading programs offered by the trading advisor to the Fund, Graham Capital Management, L.P. Through December 31, 2000, 100% of the assets of Charter Graham were traded pursuant to the Global Diversified Program at 1.5 times standard leverage. As of January 1, 2001, the assets of Charter Graham are traded as follows: approximately 60% of the assets are traded pursuant to the Global Diversified Program at 1.5 times standard leverage, approximately 20% of the assets are traded pursuant to the K4 Program at 1.5 times standard leverage, and approximately 20% of the assets are traded pursuant to the Non-Trend Based Program at 1.5 times standard leverage. Furthermore, all subscriptions, redemptions, and exchanges into or out of Charter Graham are allocated in the same proportion described above. See Special Notice to Limited Partners of Charter Graham which follows this letter.

Charter DWFCM

Charter DWFCM increased in value during March primarily due to gains recorded in the currency markets from short positions in the Japanese yen as its value weakened versus the U.S. dollar. Yen weakness was attributed to Japan's return to its zero interest rate policy as well as comments by the Japanese Economics Minister that Japanese officials would weaken their currency further which would serve to stimulate exports. Additional currency gains were recorded from short positions in the Australian dollar as its value weakened relative to the U.S. dollar on evidence of a weak Australian economy. Smaller currency gains were recorded from short position in the Swedish krona and Swiss franc as the value of these currencies declined versus the U.S. dollar. Gains were also recorded in the global interest rate futures markets from long positions in Japanese government bonds futures as prices rallied after the Bank of Japan surprisingly cut both the official discount rate and the key policy rate. Gains were also recorded from long positions in European interest rate futures as investors sought the safe-haven of fixed income amid a sell-off in equity prices and positive inflation data. Additional profits were recorded from short positions in aluminum futures as aluminum prices moved lower pressured by the decline in the U.S. equities market and concerns over demand. A portion of these gains was offset by losses recorded in the energy markets during the third week of the month from short natural gas futures positions as prices rose on renewed concerns over possible tight summer natural gas supplies and comments by both President Bush and Energy Secretary Spencer Abraham of a looming U.S. energy crisis. Additional losses were recorded from short crude oil futures positions as supply concerns pushed the price of crude oil and its related products higher.

Charter Graham

Charter Graham increased in value during March primarily due to gains recorded in the currency markets from short positions in the Australian and Canadian dollar, as well as the Korean won, as the value of these currencies declined relative to the U.S. dollar due to growing concerns over the impact the global economic slowdown will have on those country's economies. Gains were also recorded in the global interest rate futures markets from long positions in European interest rate futures as prices rose during mid-month as investors sought the safe-haven of fixed income amid a sell-off in equity prices and positive inflation data. Trading in the agricultural markets was also profitable as short corn futures positions recorded gains when prices dropped sharply during mid-month. A small portion of these gains was offset by losses recorded in the energy markets during the third week of the month from short natural gas futures positions as prices rose on renewed concerns over possible tight summer natural gas supplies and comments by both President Bush and Energy Secretary Spencer Abraham of a looming U.S. energy crisis.

Charter Millburn

Charter Millburn increased in value during March primarily due to gains recorded in the currency markets from short positions in the Japanese yen as the value of the yen weakened relative to the U.S. dollar as Japan's economic outlook remained gloomy and on the Bank of Japan's decision to reinstate its zero interest rate policy. Additional currency gains were experienced from short positions in the Thai baht and Singapore dollar as the value of these currencies moved in sympathy with the declining Japanese yen. In the global interets rate futures markets, gains were recorded during mid-month from long positions in European and U.S. interests rate futures as prices rose as investors sought the safe-haven of fixed income amid a sell-off in equity prices and positive inflation data. Gains were also recorded in the soft commodities markets from short positions in sugar futures as prices moved lower in response to global economic weakness. A small portion of these gains was offset by losses recorded in the energy markets late in the month from long positions in natural gas futures as prices moved lower.

Charter Welton

Charter Welton increased in value during March primarily due to gains recorded in the currency markets from short positions in the Japanese yen as the value of the yen weakened relative to the U.S. dollar as Japan's economic outlook remained gloomy. The Bank of Japan's decision to reinstate its zero interest rate policy also weighed on the yen. Smaller gains were recorded from short positions in the Swiss franc and the euro as their values weakened versus the U.S. dollar amid fresh concerns of eroding growth in the European region. Additional gains were recorded in the global interets rate futures markets from long positions in European and U.S. interest rate futures when as prices rose as investors sought the safe-haven of fixed income amid a sell-off in equity prices and positive inflation data. A portion of these gains was offset by losses recorded in the energy markets from long natural gas futures positions as prices moved lower.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Special Notice to Limited Partners of Charter Graham

     The two new trading programs to which assets were allocated are described on page 66 in the Fund's prospectus dated October 11, 2000. The information set forth below supplements and updates the descriptions, performance and correlation information in the prospectus regarding those trading programs.

     The following supplements the information under "The Trading Advisors - Morgan Stanley Dean Witter Charter Graham L.P. - The Graham Trading Programs - K4 Program" on page 66 of the prospectus.

     The K4 Program will normally have weightings of approximately 18% in futures contracts based on long-term interest rates, 9% in short-term interest rates, 31% in currency forwards, 14% in stock index futures, 11% in agricultural futures, 9% in metal futures, and 8% in energy futures. The actual weighting and leverage used in each market will change over time due to liquidity, price action, and risk considerations.

     The following supplements the information under "The Trading Advisors - Morgan Stanley Dean Witter Charter Graham L.P. - The Graham Trading Programs - Non-Trend Based Program" on page 66 of the prospectus.

          The Non-Trend Based Program will normally have weightings of approximately 9% in futures contracts based on long-term interest rates, 2% in short-term interest rates, 45% in currency forwards, 11% in stock index futures, 11% in metal futures, and 22% in energy futures. The actual weighting and leverage used in each market will change over time due to liquidity, price action, and risk considerations.

     The following updates and supplements the information under "The Trading Advisors - Morgan Stanley Dean Witter Charter Graham L.P. - Past Performance of Graham - K4 Program (Standard Leverage) Capsule E" on page 69 of the prospectus.

Graham Capital Management, L.P. Management, L.P.          Graham Capital
K4 Program                                                Pro Forma of K4 Program at 150% Leverage
(Standard Leverage)                                       and Charter Graham's Fees and Expenses
Aggregate assets overall: $827,700,000                    Largest monthly drawdown: (7.46)%
Aggregate assets in program: $126,992,000                               (February 2000)
Largest monthly drawdown: (4.73)%                         Worst peak-to-valley drawdown:  (12.90)%
                    (February 2000)                                     (February 2000-June 2000)
Largest peak-to-valley drawdown: (8.01)%
                    (February 2000-June 2000)

                                       Rate of Return                                     Rate of Return
                                       --------------                                     --------------
Month                           2001       2000       1999         Month                2001      2000      1999
-----                           ----       ----       ----         -----                ----      ----      ----
January                         2.37%      1.94%      0.82%        January              3.04%     2.41%     0.97%
February                        5.01      (4.73)      0.08         February             6.36     (7.46)     0.03
March                           9.08       1.75     (3.53)         March               11.73      2.46     (5.49)
April                                      1.04       1.73         April                          1.53      2.26
May                                       (2.27)      1.59         May                           (3.67)     2.15
June                                      (3.89)      2.01         June                          (6.08)     3.00
July                                       0.71     (2.51)         July                           0.90     (4.00)
August                                     2.40       3.84         August                         3.58      5.57
September                                  0.99       1.14         September                      1.40      1.32
October                                    1.44     (3.99)         October                        2.06     (6.27)
November                                   7.41      0.09          November                      10.94     (0.09)
December                                   9.37      6.23          December                      12.00      9.03
Compound Annual (Period)                                           Compound Annual (Period)
Rate of Return                 17.26      16.39      7.25          Rate of Return      22.45     19.87      7.68
                            (3 months)                                           (3 months)

     The following updates and supplements the information under "The Trading Advisors - Morgan Stanley Dean Witter Charter Graham L.P. - Past performance of Graham - Non-Trend Based Program (Standard Leverage) Capsule I" on page 71 of the prospectus.

Graham Capital Management, L.P.                           Graham Capital Management, L.P.
Non-Trend Based Program                                   Pro Forma of Non-Trend Based Program at 150%
(Standard Leverage)                                       Leverage and Charter Graham's Fees and Expenses
Aggregate assets overall: $827,700,000                    Largest monthly drawdown: (7.83)%
Aggregate assets in program: $ 92,828,000                                (October 1999)
Largest monthly drawdown: (5.01)%                         Worst peak-to-valley drawdown: (14.25)%
                (October 1999)                                  (May 1999-October 1999)
Largest peak-to-valley drawdown: (8.48)%
                (May 1999-October 1999)

                               Rate of Return                                      Rate of Return
                               --------------                                      --------------
Month                    2001      2000      1999      Month                    2001    2000    1999
-----                    ----      ----      ----      -----                    ----    ----    ----
January                 (2.81)%    4.07%    (2.92)%    January                 (4.36)%  5.96%  (4.59)%
February                 0.81      2.25      0.87      February                 1.04    3.22    1.15
March                   (3.11)    (1.28)     5.81      March                   (4.81)  (2.20)   8.04
April                             (0.60)     3.38      April                           (1.13)   4.18
May                                4.15     (1.23)     May                              6.46   (2.09)
June                               2.10     (2.11)     June                             2.84   (3.63)
July                              (3.11)     1.62      July                            (4.82)   2.28
August                            (0.39)    (3.23)     August                          (0.67)  (5.27)
September                          2.19      1.33      September                        3.18    1.77
October                           (2.58)    (5.01)     October                         (4.01)  (7.83)
November                           0.19      0.92      November                         0.18    1.18
December                           4.65      1.55      December                         6.91    2.11
Compound Annual  (Period)                              Compound Annual (Period)
Rate of Return          (5.07)    11.86      0.46      Rate of Return          (8.01)  16.12   (3.76)
                    (3 months)                                                     (3 months)

Please refer to the footnotes on pages 72-73 of the prospectus, including the descriptions of the limitations on pro forma information.

       PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

     The following updates and supplements the information under "Part Two Statement of Additional Information - Supplemental Performance Information - Charter Graham - Correlation Analysis" on page 140 of the prospectus.

                Correlation Analysis (January 1999 - March 2001)

                             Global Div.     K4         NTB         MAR
                              Pro Forma   Pro Forma  Pro Forma  Public Fund    S&P       Sal       EAFE
----------------------------------------------------------------------------------------------------------------
Global Div. - Pro Forma          1.000      0.817      0.026        0.888    -0.150     0.010     0.029
K4 - Pro Forma                              1.000     -0.135        0.726    -0.233     0.064    -0.244
NTB - Pro Forma                                        1.000        0.192    -0.184    -0.028     0.153
MAR Public Index (MAR)                                              1.000    -0.106     0.027     0.041
S&P 500 Index (S&P)                                                           1.000     0.203     0.779
Salomon Corp. Bond Index (SAL)                                                          1.000     0.162
MSCI EAFE Index (EAFE)                                                                            1.000

          Please refer to the footnotes on page 140 of the prospectus.

         PAST PERFORMACE IS NOT NECESSARILY INDICATE OF FUTURE RESULTS.

MORGAN STANLEY DEAN WITTER CHARTER SERIES
-----------------------------------------

Historical Fund Performance
---------------------------

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Charter DWFCM

Year                                                       Return
----                                                       ------

1994 (10 months)                                           - 7.3%
1995                                                        21.9%
1996                                                         4.0%
1997                                                        26.2%
1998                                                         5.1%
1999                                                        -9.2%
2000                                                        23.8%
2001 (3 months)                                              2.9%

Inception-to-Date Return:                                   80.1%
Annualized Return:                                           8.7%
________________________________________________________________________________

Charter Graham

Year                                                       Return
----                                                       ------

1999 (10 months)                                             2.9%
2000                                                        22.0%
2001 (3 months)                                              9.9%

Inception-to-Date Return:                                   37.9%
Annualized Return:                                           16.6
________________________________________________________________________________

Charter Millburn

Year                                                       Return
----                                                       ------

1999 (10 months)                                            -7.2%
2000                                                        12.1%
2001 (3 months)                                              7.8%

Inception-to-Date Return:                                   12.1%
Annualized Return:                                           5.6%
________________________________________________________________________________

Charter Welton

Year                                                       Return
----                                                       ------

1999 (10 months)                                           -10.7%
2000                                                        -8.2%
2001 (3 months)                                             -1.8%

Inception-to-Date Return:                                  -19.5%
Annualized Return:                                          -9.9%
________________________________________________________________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended March 31, 2001
(Unaudited)

                                            Morgan Stanley Dean Witter Charter DWFCM      Morgan Stanley Dean Witter Charter Graham
                                            ----------------------------------------      -----------------------------------------
                                                                     Percentage of                            Percentage of
                                                                     March 1, 2001                            March 1, 2001
                                                                     Beginning                                Beginning
                                                     Amount          Net Asset Value          Amount          Net Asset Value
                                                     ------          ---------------          ------          ---------------
                                                        $                     %                  $                     %
REVENUES

Trading profit (loss):
 Realized                                           3,586,301                 9.81           2,506,081                 8.25
 Net change in unrealized                            (743,458)               (2.03)            755,664                 2.49
                                                  -----------          -----------         -----------          -----------

 Total Trading Results                              2,842,843                 7.78           3,261,745                10.74
Interest Income (Note 2)                              165,537                 0.45             136,915                 0.45
                                                  -----------          -----------         -----------          -----------

 Total Revenues                                     3,008,380                 8.23           3,398,660                11.19
                                                  -----------          -----------         -----------          -----------

EXPENSES
Brokerage fees (Note 2)                               213,170                 0.58             177,115                 0.58
Incentive fees (Note 3)                               148,347                 0.41             606,805                 2.00
Management fees (Note 3)                               60,906                 0.16              50,605                 0.16
                                                  -----------          -----------         -----------          -----------

 Total Expenses                                       422,423                 1.15             834,525                 2.74
                                                  -----------          -----------         -----------          -----------

NET INCOME                                          2,585,957                 7.08           2,564,135                 8.45
                                                  ===========          ===========         ===========          ============

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended March 31, 2001
(Unaudited)

                                      Morgan Stanley Dean Witter Charter DWFCM          Morgan Stanley Dean Witter Charter Graham
                                      ----------------------------------------          -----------------------------------------
                                     Units          Amount            Per Unit          Units             Amount         Per Unit
                                     -----          ------            --------          -----             ------         --------
                                                       $                   $                                 $                $
Net Asset Value,
 March 1, 2001                    2,172,666.738    36,543,359            16.82       2,387,636.254       30,362,608         12.72
Net Income                                    -     2,585,957             1.19                   -        2,564,135          1.07
Redemptions                         (35,178.600)     (633,567)           18.01         (15,390.364)        (212,233)        13.79
Subscriptions                        20,918.084       376,735            18.01          52,048.347          717,747         13.79
                                  -------------    ----------                        -------------       ----------
Net Asset Value,
 March 31, 2001                   2,158,406.222    38,872,484            18.01       2,424,294.237       33,432,257         13.79
                                  =============    ==========                        =============       ==========

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended March 31, 2001
(Unaudited)

                                    Morgan Stanley Dean Witter Charter Millburn     Morgan Stanley Dean Witter Charter Welton
                                    -------------------------------------------     -----------------------------------------
                                                             Percentage of                              Percentage of
                                                             March 1, 2001                              March 1, 2001
                                                             Beginning                                  Beginning
                                              Amount         Net Asset Value             Amount         Net Asset Value
                                              ------         ---------------             ------         ---------------
                                                $                       %                   $                     %
REVENUES

Trading profit (loss):
 Realized                                    1,777,393                 5.83             1,438,709                6.87
 Net change in unrealized                    1,277,778                 4.19                38,887                0.19
                                           -----------       --------------        --------------      --------------

 Total Trading Results                       3,055,171                10.02             1,477,596                7.06
Interest Income (Note 2)                       131,327                 0.43                95,219                0.45
                                           -----------       --------------        --------------      --------------

 Total Revenues                              3,186,498                10.45             1,572,815                7.51
                                           -----------       --------------        --------------      --------------

EXPENSES
Brokerage fees (Note 2)                        177,740                 0.58               122,244                0.58
Management fees (Note 3)                        50,783                 0.16                34,926                0.17
                                           -----------       --------------        --------------      --------------
                                                                                                               ---
 Total Expenses                                228,523                 0.74               157,170                0.75
                                           -----------       --------------        --------------      --------------

NET INCOME                                   2,957,975                 9.71             1,415,645                6.76
                                           ===========       ==============        ==============      ==============

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended March 31, 2001
(Unaudited)

                             Morgan Stanley Dean Witter Charter Millburn         Morgan Stanley Dean Witter Charter Welton
                             -------------------------------------------         -----------------------------------------
                                   Units            Amount          Per Unit           Units           Amount           Per Unit
                                   -----            ------          --------           -----           ------           --------
                                                       $                $                                $                  $
Net Asset Value,
 March 1, 2001                 2,981,018.918     30,469,625           10.22        2,778,957.981     20,956,081           7.54
Net Income                          --            2,957,975            0.99             --            1,415,645           0.51
Redemptions                      (34,774.760)      (389,825)          11.21          (41,592.329)      (334,818)          8.05
Subscriptions                     46,657.360        523,029           11.21           38,960.871        313,635           8.05
                               -------------     ----------                        -------------     ----------
Net Asset Value,
 March 31, 2001                2,992,901.518     33,560,804           11.21        2,776,326.523     22,350,543           8.05
                               =============     ==========                        =============     ==========

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter DWFCM L.P. ("Charter DWFCM"), Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). Dean Witter Reynolds Inc. changed its name to Morgan Stanley DW Inc., effective April 2, 2001. The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL") which provide clearing and execution services. The trading advisor for Charter DWFCM is Dean Witter Futures & Currency Management Inc. ("DWFCM"). Demeter, Morgan Stanley DW, DWFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co..

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW will credit each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - Each Partnership incurs monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)


Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which each first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership. Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the

Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Charter DWFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to Morgan Stanley DW as described  in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

Demeter, on behalf of Charter DWFCM and itself, entered into a management agreement with DWFCM to make all trading decisions for the Partnership. Charter DWFCM pays management and incentive fees (if any) to DWFCM.

3.  Trading Advisors

Demeter, on behalf of Charter DWFCM, Charter Graham, Charter Millburn and Charter Welton retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Dean Witter Charter DWFCM L.P.
  Dean Witter Futures & Currency Management Inc.

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership's incentive fee is equal to 20% of the trading profits, which is paid on a quarterly basis for Charter DWFCM, and paid on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.
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Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)



Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter DWFCM, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.